UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41834

Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On March 1, 2024, Global Mofy Metaverse Limited, a Cayman Islands exempted company (the “Company”), entered into warrant exchange agreements (collectively, the “Warrant Exchange Agreements”) with each of the holders (each, a “Holder, and collectively the “Holders”) of certain warrants issued on January 3, 2024 for the purchase of up to 2,068,970 ordinary shares at an exercise price of $8.00 per share (the “Existing Warrants”). Pursuant to the Warrant Exchange Agreements, the holders conveyed, assigned, transferred, and surrendered the Existing Warrants in exchange for new warrants (the “New Warrants”). The Existing Warrants were automatically deemed cancelled by the Company upon the time of issuance of the New Warrants. The New Warrants have the same terms and conditions as the Existing Warrants except that the New Warrants allow each holder to, after 6 months from the original issuance date of the Existing Warrants, alternatively exchange all or any portion of the New Warrants into such aggregate number of ordinary shares equal to the product of (x) 0.4 and (y) such aggregate number of ordinary shares underlying such portion of the New Warrants to be exercised.

The exchange of the Existing Warrants for the New Warrants was made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

The foregoing summaries of the New Warrants and the Warrant Exchange Agreements do not purport to be complete and are subject to, and qualified in their entirety by, the Form of New Warrant and the Form of Warrant Exchange Agreement, attached as Exhibits 4.1 and 10.1 respectively, to this Report on Form 6-K, which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Exchange Warrants
10.1	Form of Warrant Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy Metaverse Limited

Date: March 1, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

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